Exhibit 99.2

PENGROWTH ENERGY CORPORATION

CONSOLIDATED BALANCE SHEETS

(Stated in thousands of dollars)

(unaudited)

	Note	As at June 30, 2012	As at December 31, 2011
ASSETS
Current Assets
Cash and cash equivalents		$–	$36,722
Accounts receivable		201,807	183,814
Fair value of risk management contracts	13	48,572	643
		250,379	221,179
Fair value of risk management contracts	13	6,547	–
Other assets		87,677	84,712
Property, plant and equipment	3	6,029,202	4,074,434
Exploration and evaluation assets	4	548,975	563,751
Goodwill		700,652	700,652
TOTAL ASSETS		$7,623,432	$5,644,728

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Bank indebtedness	6	$4,084	$–
Accounts payable		291,546	273,344
Dividends payable		35,031	25,220
Fair value of risk management contracts	13	1,983	39,753
Current portion of convertible debentures	5	59,901	–
Current portion of long term debt	6	50,874	–
Current portion of provisions	7	22,040	20,149
		465,459	358,466
Fair value of risk management contracts	13	22,500	26,487
Convertible debentures	5	237,560	–
Long term debt	6	1,432,871	1,007,686
Provisions	7	893,236	646,998
Deferred income taxes	8	313,074	257,838
		3,364,700	2,297,475
Shareholders’ Equity
Shareholders’ capital	9	4,567,291	3,525,222
Contributed surplus		17,804	17,697
Deficit		(326,363)	(195,666)
		4,258,732	3,347,253
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$7,623,432	$5,644,728

See accompanying notes to the consolidated financial statements.

34	PENGROWTH Second Quarter 2012 Financial Results

PENGROWTH ENERGY CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Stated in thousands of dollars, except per share amounts)

(unaudited)

		Three months ended June 30		Six months ended June 30
	Note	2012	2011	2012	2011
REVENUES
Oil and gas sales		$328,367	$356,723	$656,821	$697,644
Royalties, net of incentives		(62,569)	(72,188)	(140,471)	(132,556)
		265,798	284,535	516,350	565,088
Unrealized gain on commodity risk management	13	90,650	73,070	76,523	4,815
		356,448	357,605	592,873	569,903
EXPENSES
Operating		109,774	91,284	205,279	182,826
Transportation		6,820	6,108	12,625	11,948
General and administrative		20,035	19,313	39,821	40,122
Depletion, depreciation and amortization	3	127,029	103,202	240,251	207,569
Impairment of assets	3,4	78,304	–	78,304	–
		341,962	219,907	576,280	442,465

OPERATING INCOME		14,486	137,698	16,593	127,438

Other (income) expense items
Gain on acquisition	2	(67,832)	–	(67,832)	–
Gain on disposition of properties		(209)	(723)	(1,896)	(723)
Unrealized foreign exchange loss (gain)	14	16,911	(4,634)	(2,148)	(28,135)
Realized foreign exchange loss	14	338	207	437	282
Interest and financing charges		19,997	18,783	37,135	35,476
Accretion	7	4,706	3,831	8,943	7,712
Other expense (income)		17,087	518	20,351	(1,124)
INCOME BEFORE TAXES		23,488	119,716	21,603	113,950
Deferred income tax (reduction) expense	8	(7,578)	31,180	(10,183)	19,987
NET INCOME AND COMPREHENSIVE INCOME		$31,066	$88,536	$31,786	$93,963
NET INCOME PER SHARE	12
Basic		$0.08	$0.27	$0.08	$0.29
Diluted		$0.07	$0.27	$0.08	$0.29

See accompanying notes to the consolidated financial statements.

PENGROWTH Second Quarter 2012 Financial Results	35

PENGROWTH ENERGY CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOW

(Stated in thousands of dollars)

(unaudited)

		Three months ended June 30		Six months ended June 30
	Note	2012	2011	2012	2011
CASH PROVIDED BY (USED FOR):
OPERATING
Net income and comprehensive income		$31,066	$88,536	$31,786	$93,963
Depletion, depreciation, amortization and accretion		131,735	107,033	249,194	215,281
Impairment of assets	3,4	78,304	–	78,304	–
Deferred income tax (reduction) expense		(7,578)	31,180	(10,183)	19,527
Contract liability amortization		(412)	(419)	(825)	(838)
Unrealized foreign exchange loss (gain)	14	16,911	(4,634)	(2,148)	(28,135)
Unrealized gain on commodity risk management	13	(90,650)	(73,070)	(76,523)	(4,815)
Share based compensation	10	3,753	3,486	7,114	6,615
Non-cash gain on acquisition	2	(67,832)	–	(67,832)	–
Gain on disposition of properties		(209)	(723)	(1,896)	(723)
Other items		(720)	331	977	(2,330)
Funds flow from operations		94,368	151,720	207,968	298,545
Interest and financing charges		19,997	18,783	37,135	35,476
Expenditures on remediation	7	(5,283)	(3,250)	(10,558)	(11,973)
Changes in non-cash operating working capital	11	(32,791)	3,039	(31,762)	(12,913)
		76,291	170,292	202,783	309,135
FINANCING
Dividends paid		(76,824)	(68,779)	(152,669)	(137,000)
Bank indebtedness (repayment)		(245,989)	30,822	(216,633)	13,489
Long term debt	6	421,000	9,000	474,000	116,000
Redemption of convertible debentures	5	(50,515)	–	(50,515)	–
Interest paid		(13,538)	(12,195)	(38,148)	(36,445)
Proceeds from equity issues		37,195	15,478	68,935	24,546
		71,329	(25,674)	84,970	(19,410)
INVESTING
Capital expenditures		(109,110)	(162,225)	(262,850)	(302,911)
Other property acquisitions		(15,361)	(1,688)	(42,443)	(3,140)
Proceeds on property dispositions		283	5,609	2,267	5,718
Purchase of injectants		(864)	(1,078)	(1,697)	(1,339)
Contributions to remediation trust funds		(1,848)	(1,937)	(2,944)	(3,243)
Change in non-cash investing working capital	11	(20,720)	16,701	(16,808)	12,341
		(147,620)	(144,618)	(324,475)	(292,574)
CHANGE IN CASH AND CASH EQUIVALENTS		–	–	(36,722)	(2,849)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		–	–	36,722	2,849
CASH AND CASH EQUIVALENTS AT END OF PERIOD		$–	$–	$–	$–

See accompanying notes to the consolidated financial statements.

36	PENGROWTH Second Quarter 2012 Financial Results

PENGROWTH ENERGY CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Stated in thousands of dollars)

(unaudited)

		Three months ended June 30		Six months ended June 30
	Note	2012	2011	2012	2011
SHAREHOLDERS’ CAPITAL	9
Balance, beginning of period		$3,564,027	$3,183,453	$3,525,222	$3,171,719
Share based compensation		292	1,446	7,700	5,237
Issued under Dividend Reinvestment Plan		14,831	14,414	34,335	22,357
Issued for cash under Premium Dividend Plan™		22,508	–	34,401	–
Issued on acquisition equity issue	2	965,921	–	965,921	–
Share issue cost, net of tax		(288)	(108)	(288)	(108)
Balance, end of period		4,567,291	3,199,205	4,567,291	3,199,205

CONTRIBUTED SURPLUS
Balance, beginning of period		14,142	11,089	17,697	10,626
Share based compensation	10	3,913	3,812	7,423	6,941
Exercise of share based compensation awards		(251)	(237)	(7,316)	(2,903)
Balance, end of period		17,804	14,664	17,804	14,664

DEFICIT
Balance, beginning of period		(271,084)	(63,175)	(195,666)	–
Net income		31,066	88,536	31,786	93,963
Dividends declared		(86,345)	(68,859)	(162,483)	(137,461)
Balance, end of period		(326,363)	(43,498)	(326,363)	(43,498)

TOTAL SHAREHOLDERS’ EQUITY		$4,258,732	$3,170,371	$4,258,732	$3,170,371

See accompanying notes to the consolidated financial statements.

PENGROWTH Second Quarter 2012 Financial Results	37

PENGROWTH ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS AT AND FOR THE PERIOD ENDED JUNE 30, 2012

(Tabular amounts are stated in thousands of dollars except per share amounts and as otherwise stated)

1.	CORPORATE STRUCTURE

Pengrowth Energy Corporation (the “Corporation”) is a Canadian resource company that is engaged in the production, development, exploration and acquisition of oil and natural gas assets. The consolidated financial statements include the accounts of the Corporation, and all of its subsidiaries, collectively referred to as Pengrowth. All inter-entity transactions have been eliminated.

These interim consolidated financial statements for the six months ended June 30, 2012 are unaudited and have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and International Financial Reporting Interpretations Committee (“IFRIC”). The disclosures provided below are incremental to those included with the annual financial statements. These interim consolidated financial statements should be read in conjunction with the audited financial statements and the notes thereto in Pengrowth’s annual report for the year ended December 31, 2011.

The consolidated financial statements were authorized for release by the Audit and Risk Committee of the Board of Directors on August 10, 2012.

2.	BUSINESS COMBINATION

Pengrowth and NAL completed a business combination on May 31, 2012 (the “Combination”) where Pengrowth acquired all of the outstanding common shares of NAL Energy Corporation (“NAL”) in exchange for 0.86 of a Pengrowth share per NAL share. The Combination resulted in the issuance of 131.2 million common shares of Pengrowth to former NAL shareholders, as well as the assumption by Pengrowth of NAL’s convertible debentures and long term debt. Pengrowth’s share price on the date that the transaction was announced on March 22, 2012, was $9.95. The share price on the closing date, which is the price Pengrowth is required to use to value the shares issued in the Combination, was $7.36 per share.

NAL was a publicly traded petroleum and natural gas company with operations in Alberta, British Columbia, Saskatchewan and Ontario. Pengrowth acquired NAL to enable growth opportunities that result from a larger, stronger and more diverse company through enhanced exposure to light oil plays.

The transaction was accounted for by the acquisition method based on fair values as follows:

Acquired net assets:
Property, plant and equipment	$1,748,032
Derivative instruments	16,209
Inventory	2,487
Convertible debentures	(348,975)
Bank debt	(219,061)
Working capital deficiency	(52,642)
Asset retirement obligations	(46,981)
Deferred tax liability	(65,516)
Gain on acquisition	(67,832)
$965,721

The estimated fair value of property, plant and equipment was determined using both internal estimates and an independent reserve evaluation. The deferred tax liability was determined based on applying Pengrowth’s effective deferred income tax rate of approximately 25 percent to the difference between the book and tax basis of the net assets acquired. The asset retirement obligation was determined using Pengrowth’s estimated timing and costs to remediate, reclaim and abandon the wells and facilities. An inflation rate of 2 percent and a discount rate of 8 percent were used.

38	PENGROWTH Second Quarter 2012 Financial Results

The gain on acquisition amounted to $67.8 million and is recorded as a separate line item on the Statement of Income. The gain is a result of the decline in Pengrowth’s share price from the date the transaction was announced to the closing date. This gain has no basis for tax purposes. The fair value of receivables included in the working capital deficiency was $44.2 million.

The consolidated financial statements include the results of operations and cash flows from NAL subsequent to the closing date of May 31, 2012. Proforma revenues and net income for the combined entity for the period January 1, 2012 to June 30, 2012 would have been $788 million and $31.3 million, respectively.

Revenue contributed by NAL subsequent to the date of acquisition for the period June 1, 2012 to June 30, 2012 was $27.6 million. Profit contributed by NAL in this period is not determinable, as the results of NAL’s operations were combined effective June 1, 2012. Transaction costs amounting to $16.8 million were incurred by Pengrowth for the period ended June 30, 2012, and are included in the Other expense (income) line in the Statement of Income.

For the period from closing on May 31, 2012 to August 31, 2012, certain administrative functions affecting the acquired NAL properties are in the process of being transitioned from the former administrating manager company (the “Manager”) to Pengrowth. In the transition period, Pengrowth pays its portion of the Manager’s costs, as determined by NAL’s share of production.

3.	PROPERTY, PLANT AND EQUIPMENT

Cost or Deemed Cost	Oil and natural gas assets	Other equipment	Total
Balance, January 1, 2011	$4,138,502	$64,686	$4,203,188
Expenditures on property, plant and equipment	534,297	5,152	539,449
Property acquisitions	10,623	–	10,623
Transfers from exploration and evaluation assets	26,313	–	26,313
Change in asset retirement obligations	215,360	–	215,360
Divestitures	(7,340)	–	(7,340)
Balance, December 31, 2011	$4,917,755	$69,838	$4,987,593
Expenditures on property, plant and equipment	229,743	1,478	231,221
Acquisitions through business combinations	1,748,032	–	1,748,032
Property acquisitions	42,693	–	42,693
Transfers from exploration and evaluation assets	–	–	–
Change in asset retirement obligations	203,589	–	203,589
Divestitures	(656)	–	(656)
Balance, June 30, 2012	$7,141,156	$71,316	$7,212,472

Accumulated depletion, amortization and impairment losses	Oil and natural gas assets	Other equipment	Total
Balance, January 1, 2011	$423,661	$41,511	$465,172
Depletion and amortization for the period	430,053	7,870	437,923
Impairment loss	11,121	–	11,121
Divestitures	(1,057)	–	(1,057)
Balance, December 31, 2011	$863,778	$49,381	$913,159
Depletion and amortization for the period	236,771	3,480	240,251
Impairment loss	29,976	–	29,976
Divestitures	(116)	–	(116)
Balance, June 30, 2012	$1,130,409	$52,861	$1,183,270

PENGROWTH Second Quarter 2012 Financial Results	39

Carrying Amount	Oil and natural gas assets	Other equipment	Total
December 31, 2011	$4,053,977	$20,457	$4,074,434
June 30, 2012	$6,010,747	$18,455	$6,029,202

During the six months ended June 30, 2012, approximately $5.9 million (June 30, 2011 – $8.8 million) of directly attributable general and administrative costs were capitalized to property plant and equipment.

Impairment Testing

IFRS requires an impairment test to assess the recoverable value of the Property, Plant and Equipment (“PP&E”) within each Cash Generating Unit (“CGU”) annually or whenever there is an indication of impairment. At June 30, 2012, a significant decline in the forward price estimates for natural gas resulted in the requirement to perform an impairment test on certain gas weighted CGUs. The recoverable amounts of the related CGUs were based on the higher of value in use or fair value less costs to sell.

The estimate of fair value less costs to sell was determined based on the following information:

(a)	The net present value of the CGU’s oil and gas reserves using;

i.	Proved plus probable reserves at December 31, 2011 updated for production to June 30, 2012;

ii.	The commodity price forecast of our independent reserves evaluator, adjusted for commodity price differentials specific to Pengrowth, and;

iii.	Discounted at an estimated market rate.

(b)	The fair value of undeveloped land.

Impairment tests carried out at June 30, 2012 were based on a discount rate of 8 percent, an inflation rate of 2 percent, and the following forward commodity price estimates:

Year	WTI Oil (1) (U.S.$/bbl)	Foreign Exchange Rate (1) (U.S.$/Cdn$)	Edmonton Light Crude Oil (1) (Cdn$/bbl)	Aeco Gas (1) (Cdn$/mmbtu)
2012(2)	85.00	0.98	79.08	2.87
2013	90.00	0.98	86.73	3.44
2014	95.00	0.98	95.92	3.90
2015	100.00	0.98	101.02	4.36
2016	100.00	0.98	101.02	4.82
2017	100.00	0.98	101.02	5.28
2018	101.35	0.98	102.40	5.68
2019	103.38	0.98	104.47	5.80
2020	105.45	0.98	106.58	5.91
2021	107.56	0.98	108.73	6.03
Thereafter	+ 2.0 percent/yr	0.98	+ 2.0 percent/yr	+ 2.0 percent/yr

(1)	Prices represent forecasted amounts as at July 1, 2012 by Pengrowth’s independent reserves evaluator.

(2)	Represents six months remaining for 2012.

The carrying value of the producing Groundbirch CGU exceeded the fair value less costs to sell, and an impairment of $30.0 million on PP&E assets was recognized at June 30, 2012. The impairment may be reversed if the fair value of the producing Groundbirch CGU increases in future periods.

40	PENGROWTH Second Quarter 2012 Financial Results

4.	EXPLORATION AND EVALUATION ASSETS

Cost or Deemed Cost
Balance, January 1, 2011	$511,569
Additions	78,495
Transfers to property, plant and equipment	(26,313)
Balance, December 31, 2011	$563,751
Additions	33,552
Impairment loss	(48,328)
Balance, June 30, 2012	$548,975

Production revenue and costs related to the Lindbergh pilot project are capitalized to exploration and evaluation assets until such time as the project is considered to be technically feasible and commercially viable. During the six months ended June 30, 2012, $1.6 million (June 30, 2011– nil) of production costs, net of production revenue, were capitalized as exploration and evaluation assets.

During the six months ended June 30, 2012 approximately $0.9 million (June 30, 2011 – $0.7 million) of directly attributable general and administrative costs related to exploration and evaluation activities were capitalized.

Impairment of E&E Assets

During the second quarter it was determined that there will be no future drilling in the Horn River area due to low gas prices and a lack of infrastructure. Accordingly, there will be no additional capital spent to hold Pengrowth’s existing leases in the area, the majority of which will then expire. As a result, the carrying value of the Horn River assets was written down to nil, resulting in an impairment of $48.3 million on E&E assets at June 30, 2012.

5.	CONVERTIBLE DEBENTURES

As a result of the business combination with NAL, Pengrowth assumed $349.0 million of subordinated convertible debentures, which were issued in three different series. These debentures are unsecured, and pay interest in arrears on a semi-annual basis. Each $1,000 debenture is convertible at the option of the holder at any time into fully paid common shares at a pre-determined conversion price per common share.

Pengrowth was required to make offers to purchase all of the outstanding NAL 6.75% Debentures and NAL 6.25% Series A Debentures at a price equal to 101% of the respective principal amounts plus accrued and unpaid interest, and all of the outstanding NAL 6.25% Series B Debentures at a price equal to 100% of the principal amount thereof plus accrued and unpaid interest. As a result, on June 22, 2012, Pengrowth purchased $50.5 million of debenture principal for $52.1 million, which included accrued interest of $0.9 million and a premium of $0.7 million.

The convertible debentures are classified as debt on the Balance Sheet, and the debt premium accretes over time to the principal amount owing on maturity. No value has been ascribed to equity (through the conversion feature) as a result of Pengrowth’s ability to borrow at a lower rate than the convertible debenture interest rate.

PENGROWTH Second Quarter 2012 Financial Results	41

The following table summarizes each series as well as the activity associated with the convertible debentures from the date of acquisition to June 30, 2012:

Series Maturity Date Conversion Price (per Pengrowth Share)	6.75% Aug 31, 2012 $12.04	Series A-6.25% Dec 31, 2014 $14.19	Series B-6.25% Mar 31, 2017 $8.51	Total
Balance, June 1, 2012	$80,565	$117,645	$150,765	$348,975
Redeemed	(20,221)	(17,137)	(13,157)	(50,515)
Premium Released upon redemption	(208)	(394)	(67)	(669)
Premium accretion	(235)	(82)	(13)	(330)
Balance, June 30, 2012	$59,901	$100,032	$137,528	$297,461

Current	$59,901	$–	$–	$59,901
Long term	–	100,032	137,528	237,560
	$59,901	$100,032	$137,528	$297,461

6.	LONG TERM DEBT

	As at
	June 30, 2012	December 31, 2011
U.S. dollar denominated senior unsecured notes:
50 million at 5.47 percent due April 2013	$50,874	$50,799
71.5 million at 4.67 percent due May 2015	72,547	72,423
400 million at 6.35 percent due July 2017	405,993	405,429
265 million at 6.98 percent due August 2018	268,824	268,452
115.5 million at 5.98 percent due May 2020	117,030	116,865
	915,268	913,968
U.K. Pound Sterling denominated 50 million unsecured notes at 5.46 percent due December 2015	79,477	78,718
Canadian dollar 15 million senior unsecured notes at 6.61 percent due August 2018	15,000	15,000
Canadian dollar revolving credit facility borrowings	474,000	–
Total long term debt	$1,483,745	$1,007,686

Current	$50,874	$–
Long term	1,432,871	1,007,686
	$1,483,745	$1,007,686

Pengrowths’ unsecured covenant based revolving credit facility includes a committed value of $1.0 billion and a $250 million expansion feature providing $1.25 billion of credit capacity subject to the syndicate’s participation. The facility matures on November 29, 2015 and can be renewed at Pengrowth’s discretion any time prior to its maturity, subject to syndicate approval. In the event that the lenders do not agree to a renewal, the outstanding balance is due upon maturity.

This facility carries floating interest rates that are expected to range between 2.00 percent and 3.25 percent over bankers’ acceptance rates, depending on Pengrowth’s ratio of senior debt to earnings before interest, taxes and non-cash items. As at June 30, 2012, the available facility was reduced by drawings of $474 million (December 31, 2011 – nil) and letters of credit in the amount of approximately $24.0 million (December 31, 2011 – $24 million) were outstanding.

Pengrowth also maintains a $50 million demand operating facility with one Canadian bank. As at June 30, 2012, this facility was undrawn (December 31, 2011 – nil) but reduced by approximately $1.0 million of outstanding letters of credit (December 31, 2011 – $1.5 million). When utilized, together with the amount of outstanding cheques, this facility appears on the Balance Sheet as bank indebtedness.

42	PENGROWTH Second Quarter 2012 Financial Results

7.	PROVISIONS

Provisions are composed of Asset Retirement Obligations (“ARO”) and contract liabilities. The following provides a continuity of the ARO and contract liabilities for the following periods:

	Asset retirement obligations	Contract Liabilities	Total
Balance, January 1, 2011	$447,068	$7,952	$455,020
Provisions made during the period	7,789	–	7,789
Provisions on dispositions	(1,151)	–	(1,151)
Provisions settled	(21,939)	–	(21,939)
Revisions due to discount rate changes	206,554	–	206,554
Other revisions	6,932	–	6,932
Accretion (amortization)	15,618	(1,676)	13,942
Balance, December 31, 2011	$660,871	$6,276	$667,147
Assumed in business combination	46,981	–	46,981
Provisions made during the period	2,967	–	2,967
Provisions on acquisitions	22,403	–	22,403
Provisions on dispositions	(397)	–	(397)
Other revisions (1)	178,615	–	178,615
Provisions settled	(10,558)	–	(10,558)
Accretion (amortization)	8,943	(825)	8,118
Balance, June 30, 2012	$909,825	$5,451	$915,276

(1)	Relates to the change in the discount rate from 8 percent to 2.5 percent on the ARO balance assumed from NAL. The offset to the revisions is recorded in property plant and equipment.

As at June 30, 2012
Current	$20,457	$1,583	$22,040
Long term	889,368	3,868	893,236
	$909,825	$5,451	$915,276
As at December 31, 2011
Current	$18,500	$1,649	$20,149
Long term	642,371	4,627	646,998
	$660,871	$6,276	$667,147

The following assumptions were used to estimate the ARO liability:

	As at
	June 30, 2012	December 31, 2011
Total escalated future costs ($ millions)	$2,519	$1,845
Discount rate, per annum	2.5%	2.5%
Inflation rate, per annum	1.5%	1.5%

PENGROWTH Second Quarter 2012 Financial Results	43

8.	INCOME TAXES

A reconciliation of tax expense calculated based on the income before taxes at the statutory tax rate to the actual provision for income taxes is as follows:

	Six months ended
	June 30, 2012	June 30, 2011
Income before taxes	$21,603	$113,950
Combined federal and provincial tax rate	25.32%	26.86%
Expected income tax expense	5,470	30,607
Foreign exchange (gain) loss (1)	299	(3,673)
Effect of change in corporate tax rate	(273)	(8,137)
Gain on acquisition (2)	(17,175)	–
Other including stock based compensation	1,496	1,190
Deferred income tax (reduction) expense	$(10,183)	$19,987

(1)	Reflects the 50% non-taxable portion of unrealized foreign exchange (gains) losses.
(2)	Reflects the gain on acquisition relating to the business combination with NAL.

9.	SHAREHOLDERS’ CAPITAL

Pengrowth is authorized to issue an unlimited number of common shares and up to 10 million preferred shares. No preferred shares have been issued.

	Six months ended June 30, 2012		Year ended December 31, 2011
Common Shares	Number of Common Shares	Amount	Number of Common Shares	Amount
Balance, beginning of period	360,282,162	$3,525,222	326,024,040	$3,171,719
Share based compensation (cash exercised)	61,063	384	542,083	3,540
Share based compensation (non-cash exercised)	876,032	7,316	368,994	4,546
Issued for cash under Dividend Reinvestment Plan (DRIP)	3,856,345	34,335	5,037,045	54,698
Issued for cash under Premium Dividend Plan™	4,132,167	34,401	–	–
Issued on NAL Business Combination	131,239,234	965,921	–	–
Issued for cash on equity issue	–	–	28,310,000	300,086
Share issue costs, net of tax	–	(288)	–	(9,367)
Balance, end of period	500,447,003	$4,567,291	360,282,162	$3,525,222

10.	SHARE BASED COMPENSATION PLANS

A rolling maximum of four and one half percent of the issued and outstanding common shares in aggregate may be reserved for issuance under the share based compensation plans as approved by shareholders. As of June 30, 2012, the number of shares issuable under the share based compensation plans in aggregate is within the limit.

Share based compensation expense is composed of the following:

	Six months ended
	June 30, 2012	June 30, 2011
Long Term Incentive Plan	$6,396	$3,512
Previous Long Term Incentive Plan (1)
Deferred Entitlement Share Unit Plan	1,027	3,210
Common Share Rights Incentive Plan	–	218
Total Share based compensation	7,423	6,940
Less: Amounts capitalized in the period	(309)	(325)
Share based compensation expense included in earnings	$7,114	$6,615

(1)	These compensation plans were used while Pengrowth was a trust. Effective January 1, 2011, no further grants were made under these plans.

44	PENGROWTH Second Quarter 2012 Financial Results

Long Term Incentive Plan (“LTIP”)

The following provides a continuity of the LTIP:

	Six months ended June 30, 2012
	PSUs		RSUs		DSUs
	Number of share units	Weighted average price	Number of share units	Weighted average price	Number of share units	Weighted average price
Outstanding, beginning of period	573,274	$12.42	686,134	$12.45	50,159	$12.64
Granted	789,732	10.09	1,067,948	10.08	75,997	9.47
Forfeited	(84,957)	11.38	(86,916)	11.16	–	–
Exercised	(174)	12.64	(282,484)	11.82	–	–
Deemed DRIP (1)	45,118	11.42	50,356	11.31	3,806	11.64
Outstanding, end of period	1,322,993	$11.06	1,435,038	$10.85	129,962	$10.76

(1)	Weighted average deemed DRIP price for accounting purposes is based on the average of the original grant prices.

	Year ended December 31, 2011
	PSUs		RSUs		DSUs
	Number of share units	Weighted average price	Number of share units	Weighted average price	Number of share units	Weighted average price
Outstanding, beginning of year	–	$–	–	$–	–	$–
Granted	637,000	12.44	882,267	12.49	47,468	12.64
Forfeited	(94,249)	12.57	(117,527)	12.58	–	–
Exercised	–	–	(119,487)	12.64	–	–
Deemed DRIP (1)	30,523	12.56	40,881	12.58	2,691	12.64
Outstanding, end of year	573,274	$12.42	686,134	$12.45	50,159	$12.64

(1)	Weighted average deemed DRIP price for accounting purposes is based on the average of the original grant prices.

PREVIOUS LONG TERM INCENTIVE PLAN

(a)	Deferred Entitlement Share Units (“DESU”) Plan

The following provides a continuity of the DESUs:

	Six months ended June 30, 2012		Year ended December 31, 2011
DESUs	Number of DESUs	Weighted average price	Number of DESUs	Weighted average price
Outstanding, beginning of period	2,024,142	$9.78	2,948,588	$10.95
Forfeited	(80,592)	10.56	(363,889)	9.34
Exercised	(590,567)	8.18	(249,504)	11.14
Vested, no shares issued (1)	(395,252)	6.63	(472,308)	16.81
Deemed DRIP (2)	61,233	10.96	161,255	9.99
Outstanding, end of period	1,018,964	$11.94	2,024,142	$9.78
Composed of:
Performance related DESUs	495,111	$11.22	1,307,474	$8.44
Non-Performance related DESUs	523,853	12.63	716,668	12.21
Outstanding, end of period	1,018,964	$11.94	2,024,142	$9.78

(1)	2009 DEU grant vested in March 2012 with a performance multiplier of fifty percent.

(2)	Weighted average deemed DRIP price for accounting purposes is based on the average of the original grant prices.

PENGROWTH Second Quarter 2012 Financial Results	45

(b)	Common Share Rights Incentive Plan

The following provides a continuity of the Common Share Rights:

	Six months ended June 30, 2012		Year ended December 31, 2011
	Number outstanding	Weighted average price	Number outstanding	Weighted average price
Outstanding, beginning of period	2,217,274	$12.96	3,583,766	$12.70
Expired	(548,368)	17.72	(319,174)	19.40
Forfeited	(32,814)	14.03	(505,235)	14.27
Exercised	(61,063)	6.29	(542,083)	6.53
Outstanding, end of period	1,575,029	$11.55	2,217,274	$12.96
Composed of:
Share Unit Options	869,492	$7.05	932,994	$6.98
Share Unit Rights	705,537	17.10	1,284,280	17.30
Outstanding, end of period	1,575,029	$11.55	2,217,274	$12.96

11.	OTHER CASH FLOW DISCLOSURES

CHANGE IN NON-CASH OPERATING WORKING CAPITAL

	Three months ended		Six months ended
Cash provided by (used for):	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Accounts receivable	$4,622	$(4,826)	$23,216	$5,665
Accounts payable	(37,413)	7,865	(54,978)	(18,578)
	$(32,791)	$3,039	$(31,762)	$(12,913)

CHANGE IN NON-CASH INVESTING WORKING CAPITAL

	Three months ended		Six months ended
Cash provided by (used for):	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Accounts receivable	$–	$–	$3,183	$–
Accounts payable, including capital accruals	(20,720)	16,701	(19,991)	12,341
	$(20,720)	$16,701	$(16,808)	$12,341

12.	AMOUNTS PER SHARE

The following reconciles the weighted average number of shares used in the basic and diluted net income per share calculations:

	Three months ended		Six months ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Weighted average number of shares – basic	411,407,837	327,753,700	386,687,101	327,067,114
Dilutive effect of share based compensation plans	2,423,425	2,605,178	2,611,412	2,496,310
Dilutive effect of convertible debentures	31,955,861	–	32,126,370	–
Weighted average number of shares – diluted	445,787,123	330,358,878	421,424,883	329,563,424

For the three and six months ended June 30, 2012, 1.2 million and 0.9 million shares (1.6 million shares for the three and six months ended June 30, 2011) that are issuable on exercise of the share based compensation plans were excluded from the diluted net income per share calculation as their effect is anti-dilutive.

46	PENGROWTH Second Quarter 2012 Financial Results

13.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Commodity Price Contracts

As at June 30, 2012, Pengrowth had fixed the price applicable to future production as follows:

Crude Oil:
Swaps
Reference Point	Volume (bbl/d)	Remaining Term	Price per bbl	Settlement Currency
Financial:
WTI	17,000	Jul 1, 2012 - Dec 31, 2012	$ 93.23	Cdn
WTI	7,000	Jul 1, 2012 - Dec 31, 2012	$ 97.36	US
WTI	7,000	Jan 1, 2013 - Dec 31, 2013	$ 96.73	Cdn
WTI	500	Jan 1, 2013 - Dec 31, 2013	$ 100.95	US

Collars			Price per bbl
Reference Point	Volume (bbl/d)	Remaining Term	Bought Puts	Sold Calls	Settlement Currency
Financial:
WTI	700	Jul 1, 2012 - Dec 31, 2012	$101.43	$117.66	US

Options
Reference Point	Volume (bbl/d)	Remaining Term	Price per bbl	Premium (Payable) Received	Settlement Currency
Financial:
WTI bought puts	1,000	Jan 1, 2013 - Dec 31, 2013	$87.83	$ (9.15)	Cdn
WTI sold calls	2,500	Jan 1, 2013 - Dec 31, 2013	$110.00	$ 10.46	US

Extendible Call Options
Reference Point	Volume (bbl/d)	Remaining Term	Price per bbl		Settlement Currency
Financial:
WTI	1,500	Jan 1, 2013 - Dec 31, 2013	$102.30		US

With respect to extendible call options, the counterparty has the option but not the obligation to buy crude oil from Pengrowth at a pre-determined price and term. The option is exercisable on expiration, December 31, 2012.

Natural Gas:
Swaps
Reference Point	Volume (MMbtu/d)	Remaining Term	Price per MMbtu	Settlement Currency
Financial:
AECO	1,896	Jul 1, 2012 - Oct 30, 2012	$ 4.36	Cdn
AECO	18,956	Jul 1, 2012 -Dec 31, 2012	$ 4.29	Cdn
AECO	51,656	Jan 1, 2013 - Dec 31, 2013	$ 3.21	Cdn
AECO	2,370	Apr 1, 2013 - Oct 1, 2013	$ 3.11	Cdn

Collars			Price per MMbtu
Reference Point	Volume (MMbtu/d)	Remaining Term	Bought Puts	Sold Calls	Settlement Currency
Financial:
AECO	1,896	Jul 1, 2012 - Dec 31, 2012	$2.50	$3.05	Cdn
AECO	1,896	Jan 1, 2013 - Dec 31, 2013	$2.50	$3.05	Cdn

PENGROWTH Second Quarter 2012 Financial Results	47

Commodity Price Sensitivity

Each Cdn $1 per barrel change in future oil prices would result in approximately Cdn $7.0 million pre-tax change in the unrealized gain (loss) on commodity risk management contracts as at June 30, 2012 (June 30, 2011 – $6.5 million). Similarly, each Cdn $0.25 per MMbtu change in future natural gas prices would result in approximately Cdn $6.0 million pre-tax change in the unrealized gain (loss) on commodity risk management contracts (June 30, 2011 – $4.0 million).

As of close June 30, 2012, the AECO spot price gas price was approximately $2.03 per MMbtu (June 30, 2011 – $3.74 per MMbtu), the WTI prompt monthly price was U.S. $84.96 per barrel (June 30, 2011 – U.S. $95.42 per barrel).

Power Price Contracts

As at June 30, 2012, Pengrowth had fixed the price applicable to future power costs as follows:

Power:
Reference Point	Volume (MW)	Remaining Term	Price per MWh	Settlement Currency
Financial:
AESO	15	Jul 1, 2012 - Dec 31, 2012	$72.83	Cdn
AESO	5	Jan 1, 2013 - Dec 31, 2013	$74.50	Cdn

As of close June 30, 2012, the Alberta average power pool spot price was approximately $20.28/MWh (June 30, 2011 – $77.10/MWh). The average Alberta power pool price was $40.03/MWh for the three months ended June 30, 2012 (June 30, 2011 – $51.90/MWh).

Power Price Sensitivity

Each Cdn $1 per MWh change in future power prices would result in approximately Cdn $0.1 million pre-tax change in the unrealized gain (loss) on power risk management contracts as at June 30, 2012 (June 30, 2011 – $0.1million).

Foreign Exchange Contracts

The following foreign exchange contracts, acquired as a result of the business combination with NAL, were outstanding at June 30, 2012. Unless stated otherwise all transactions reference the Canadian/U.S. foreign rates and settle against the Bank of Canada monthly average noon rate. Each transaction requires Pengrowth to sell the notional U.S. dollars per the terms of each contract.

Swaps
Contract Type	Remaining Term	Notional Monthly Amount (U.S. $ 000’s)	Fixed Rate ($1 Cdn= $ U.S.)
Swap	Jul 1 2012 - Dec 31 2012	3,500	0.99

A swap transaction allows Pengrowth to pay a fixed foreign exchange rate while receiving a floating rate.

Options
Contract Type	Remaining Term	Notional Monthly Amount (U.S. $ 000’s)	Option Payout Range ($1 Cdn= $ U.S.)	Daily Premium (Cdn $ 000’s)
Option	Jul 1 2012 - Dec 31 2012	2,000	0.97 - 1.08	2.0
Option	Jan 1 2013 - Dec 31 2013	2,000	0.87 - 1.08	2.0

For each business day that the Bank of Canada noon rate settles outside of the option payout range, Pengrowth foregoes the premium for that day. When the Bank of Canada monthly average noon rate falls below the lower payout range, Pengrowth is obligated to sell the notional monthly amount at the lower rate.

Options
Contract Type	Remaining Term	Notional Monthly Amount (U.S. $ 000’s)	Option Fixing Range ($1 Cdn = $ U.S.)
Option	Jul 1 2012 - Dec 31 2012	1,000	0.96 - 1.03

When the Bank of Canada monthly average noon rate falls outside of the option fixing range, Pengrowth sells the notional monthly amount at the upper boundary for that month. If the Bank of Canada monthly average noon rate falls within the option fixing range no obligation exists.

48	PENGROWTH Second Quarter 2012 Financial Results

Options
Contract Type	Remaining Term	Notional Monthly Amount (U.S. $ 000’s)	Fade In Price ($1 Cdn = $ U.S.)	Average Strike Price ($1 Cdn = $ U.S.)	Participation Price ($1 Cdn = $ U.S.)
Option	Jul 1 2012 - Dec 31 2012	6,000	1.09	1.00	0.96
Option	Jan 1 2013 - Dec 31 2013	1,000	1.11	0.93	0.87

If the Bank of Canada monthly average noon rate is below the participation price, or between the strike and fade in price, Pengrowth sells the notional amount at the strike price for that month. Alternatively, if the Bank of Canada monthly average noon rate rises above the fade in price, or between the strike and participating price, no transaction exists for that month.

Foreign Exchange Contract on UK Debt

Pengrowth entered into a foreign exchange risk management contract in conjunction with issuing U.K. Pounds Sterling 50 million ten year term notes which fixed the Canadian dollar to U.K. Pound Sterling exchange rate on the interest and principal of the U.K. Pound Sterling denominated debt at approximately 0.4976 U.K Pounds Sterling per Canadian dollar.

Foreign Exchange Rate Sensitivity

Foreign Exchange Derivatives on USD Contracts

As at June 30, 2012, if USD foreign exchange rates had strengthened by $0.01, with all other variables held constant, net income for the six months ended June 30, 2012 would have been $0.3 million higher, due to changes in the fair value of the derivative contracts. An equal and opposite effect would have occurred to net income had foreign exchange rates weakened by $0.01.

Foreign Exchange on Foreign Denominated Term Debt

The following summarizes the sensitivity of a change in the foreign exchange rate related to the translation of the foreign denominated term debt and the change in the fair value of the foreign exchange risk management contracts relating to that debt, holding all other variables constant:

	Cdn $0.01 Exchange Rate Change
Foreign Exchange Sensitivity as at June 30, 2012	Cdn - U.S.	Cdn - U.K.
Unrealized foreign exchange gain or loss on foreign denominated debt	$9,020	$500
Unrealized foreign exchange risk management gain or loss	–	587

	Cdn $0.01 Exchange Rate Change
Foreign Exchange Sensitivity as at June 30, 2011	Cdn - U.S.	Cdn - U.K.
Unrealized foreign exchange gain or loss on foreign denominated debt	$9,020	$500
Unrealized foreign exchange risk management gain or loss	–	579

Interest Rate Contracts

The following floating to fixed interest rate swap contracts, acquired in the business combination with NAL, were outstanding at June 30, 2012. Under all contracts, Pengrowth pays a fixed rate, and receives a floating rate on the notional amounts. The floating rate received on the notional amounts, is the three-month Bankers Acceptance CDOR (“Canadian Depository Offered Rate”).

Remaining Term	Notional Monthly Amount (Cdn $ millions)	Fixed Interest Rate (%)
Jul 2012 - Jan 2013	$22	1.39
Jul 2012 - Mar 2013	28	1.86
Jul 2012 - Jan 2014	22	1.51
Jul 2012 - Mar 2014	28	1.96

PENGROWTH Second Quarter 2012 Financial Results	49

Interest Rate Risk

Pengrowth is exposed to interest rate risk on the Canadian dollar revolving credit facility, as well as the interest rate derivative contracts, as the interest is based on floating interest rates.

Interest Rate Sensitivity

As at June 30, 2012, if interest rates had been one percent lower, with all other variables held constant, net income for the six months ended June 30, 2012 would have been $0.7 million lower, due to the change in fair value of the derivatives contracts. An equal and opposite effect would have occurred to net income had interest rates been one percent higher.

As at June 30, 2012, Pengrowth has approximately $1.5 billion of current and non-current long term debt outstanding (December 31, 2011 – $1.0 billion) of which $474 million is based on floating interest rates (December 31, 2011 – nil). A 1 percent increase in interest rates would increase pre-tax interest expense by approximately $2.4 million for the six months ended June 30, 2012 (six months ended June 30, 2011 – $1.6 million).

Summary of Gains and Losses on Risk Management Contracts

The following tables provide details of the fair value of risk management contracts and the unrealized and realized gains and losses on risk management recorded in the Statement of Income:

As at and for the six month period ended June 30, 2012	Commodity risk management contracts(1)	Power risk management contracts(2)	Foreign exchange risk management contracts(3)	Interest rate risk management contracts(4)	Total
Current portion of risk management assets	$48,384	$115	$73	$–	$48,572
Non-current portion of risk management assets	6,547	–	–	–	6,547
Current portion of risk management liabilities	(562)	(135)	(1,138)	(148)	(1,983)
Non-current portion of risk management liabilities	(1,449)	(102)	(20,512)	(437)	(22,500)
Risk management assets (liabilities), end of period	52,920	(122)	(21,577)	(585)	30,636
Less: Risk management (liabilities) assets at Dec 31, 2011	(42,035)	536	(24,097)	–	(65,596)
	94,955	(658)	2,520	(585)	96,232
Less: Risk management assets (liabilities) acquired from NAL	18,432	–	(1,571)	(652)	16,209
Unrealized gain (loss) on risk management contracts for the period	76,523	(658)	4,091	67	80,023
Realized (loss) gain on risk management contracts for the period	(5,939)	(1,491)	(416)	(89)	(7,935)
Total unrealized and realized gain (loss) on risk management contracts for the period	$70,584	$ (2,149)	$3,675	$(22)	$72,088

As at and for the six month period ended June 30, 2011	Commodity risk management contracts (1)	Power risk management contracts (2)	Foreign exchange risk management contracts (3)	Interest risk management contracts	Total
Current portion of risk management assets	$11,174	$3,477	$–	$–	$14,651
Non-current portion of risk management assets	485	–	–		485
Current portion of risk management liabilities	(3,386)	–	(1,264)	–	(4,650)
Non-current portion of risk management liabilities	(5,543)	–	(23,854)	–	(29,397)
Risk management (liabilities) assets, end of period	2,730	3,477	(25,118)	–	(18,911)
Less: Risk management (liabilities) assets at beginning of period	(2,085)	870	(25,929)	–	(27,144)
Unrealized gain on risk management contracts for the period	4,815	2,607	811	–	8,233
Realized (loss) gain on risk management contracts for the period	(84)	2,231	(603)	–	1,544
Total unrealized and realized gain on risk management contracts for the period	$4,731	$4,838	$208	$–	$9,777

(1)	Unrealized gains and losses are presented as a separate caption in revenue. Realized gains and losses are included in oil and gas sales.

(2)	Unrealized gains and losses are included in other expenses (income). Realized gains and losses are included in operating expenses.

(3)	Unrealized and realized gains and losses are presented as part of separate captions in expenses.

(4)	Unrealized and realized gains and losses are are included in interest expense.

50	PENGROWTH Second Quarter 2012 Financial Results

FAIR VALUE

Fair Value of Derivatives

Derivative contracts are recorded at fair value on the Balance Sheet as current or long-term assets or liabilities, based on their values on a contract-by-contract basis. The derivative contracts fair values are all considered level two under the fair value hierarchy.

14.	FOREIGN EXCHANGE (GAIN) LOSS

	Three months ended		Six months ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	$18,860	$(4,600)	$1,219	$(27,149)
Unrealized foreign exchange (gain) loss on U.K. pound sterling denominated debt	(66)	(390)	724	(175)
	$18,794	$(4,990)	$1,943	$(27,324)
Unrealized (gain) loss on foreign exchange risk management contracts	(1,883)	356	(4,091)	(811)
Unrealized foreign exchange loss (gain)	$16,911	$(4,634)	$(2,148)	$(28,135)
Realized foreign exchange loss	$338	$207	$437	$282

PENGROWTH Second Quarter 2012 Financial Results	51